May 1, 2019

Attn: Jim Lopez; Pam Howell; Steve Lo; Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, DC 20549

Re:	Fah Mai Holdings, Inc.
Amendment No. 3 to
Registration Statement on Form S-1
Filed March 29, 2019
File No. 333-226275

Ladies and Gentlemen:

Fah Mai Holdings, Inc. (the “Fah Mai Holdings, Inc.” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 4, 2019, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	We note your response to comment 1 and the statement that you began selling cask fractions in 2018. We also note your response to comment 2 in your letter dated February 11, 2019. Please revise to state whether and how you are relying on Regulation S, Regulation D or another exemption or safe harbor for offers and sales of cask fractions.

Response: We have revised our disclosure to clarify that it was our subsidiary that sold the cask fractions (not the parent company, Fah Mai Holdings, Inc.), which fractions, as we stated in our Response Letter to the Staff dated February 11, 2019, are not sold in the United States or to United States investors. Our prior disclosure in Note 3 to our financial statements stating that “[d]uring the year ended December 31, 2018, the Company began selling cask fractions to members” was stated on a consolidated basis as described in Note 1 to our financial statements, with “Company” referring collectively to the parent US company and its non-US subsidiaries. We have now revised that disclosure for clarity.

Thank you for your assistance and review.

Sincerely,

Fah Mai Holdings, Inc.

/s/ Louis Haseman

Louis Haseman
Chief Executive Officer